

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

June 17, 2009

Mr. Steve Rudish
President, Chief Executive Officer
Executive English Institute, Inc.
5453 Beach Pine Street
Las Vegas, NV 89130

> **Re:** **Executive English Institute, Inc.**
> **Registration Statement on Form S-1/A**
> **Filed on June 10, 2009**
> **File No. 333-158528**

Dear Mr. Rudish:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment two in our letter dated May 1, 2009. Your response did not provide any analysis as to why your company should not be considered a blank check company as defined by Rule 419. Please provide your analysis as to why Rule 419 does not apply to this offering. For example, it is not clear whether your business plan is dependent upon you finding a merger candidate or acquisition.

Prospectus Cover Page

2. Please revise the table to show the offering information based on the total minimum and total maximum amount of the offering. Refer to Item 501(b)(3) of Regulation S-K.

Use of Proceeds, page 15

3.   We note you response to comment 17 in our letter dated May 1, 2009, stating that
        additional detail was added to the Use of Proceeds section. However, it is unclear what
        disclosure was added other than increasing the amount designated for "Concept
        Development." Thus, please revise the disclosure following the table to coincide with the
        disclosure in the table. We note your disclosure on page 24 describing a detailed
        breakdown of the costs of developing your subscription website is set forth in the Use of
        Proceeds section. In addition, disclose the principal business reasons for this offering.
        Refer to Item 504 of Regulation S-K.

4.   We note your disclosure in the table reflecting "Offering Expenses" equaling $1,015.72.
        Please reconcile the amounts provided in this section. Your allocation of "Net Proceeds"
        does not add up to the set amounts designated based on your offering expenses. Please
        revise.

Plan of Distribution; Terms of the Offering, page 16

5.   We note your response to comment 20 in our letter dated May 1, 2009. Please advise as
        to how you will determine the sophistication and experience of the investors willing to
        purchase your common shares being offered. Revise you registration statement to reflect
        your response.

Business, page 20

6.   We note your response to comment 23 in our letter dated May 1, 2009, related to Mr.
        Rudish's teaching accomplishments. For purposes of disclosure, please revise your
        disclosure to discuss further the "other credentials" Mr. Rudish has that allow him to
        teach to lower level students with English language deficiencies.

7.   We note the following disclosure on page 21:

                Our Staff development and language immersion offerings combine
                competency-based curricula with the convenience and flexibility of an
                online learning format. We design our offerings to help working adult
                learners develop specific competencies that they can employ in their
                workplace. We actively support and engage with our learners throughout
                their programs to enhance their prospects for successful program
                completion.

        This disclosure incorrectly implies that you possess current operations. In addition, we
        note additional disclosure on page 22 under "Extensive Learner Support Services"
        discussing current operations. Please correct.

Management, page 26

8.   We note your response to comment 24 in our letter dated May 1, 2009. However, we
        note you did not revise your registration statement to include required disclosure related
        to Mr. Rudish's business experience pursuant to Item 401(e) of Regulation S-K. Thus,
        we reissue comment 24 of our letter dated May 1, 2009. Please revise to briefly describe
        Mr. Rudish's business experience during the past five years. Provide dates for each
        activity listed.

Description of Securities, page 30

9.   We note your response to comment 25 in our letter dated May 1, 2009. Expand to clarify
        that because you are considered a "shell" company, Rule 144 will not be available for re-
        sales until 1 year from the date the company files Form 10 information.

Recent Sales of Unregistered Securities, page II-1

10.   We note your response to comment 27 in our letter dated May 1, 2009. However, we
        note that you did not supplement your disclosure in the registration statement with the
        information provided in your response. Thus, please revise your disclosure on pages 29,
        31, and II-1 of your registration statement to include the identification of the individuals
        controlling Theory Capital Corp., NM Capital Corporation and Matrix Venture Capital
        Corporation.

Exhibit 5.1

11.   We note your responses to comments 28 and 29 in our letter dated May 1, 2009.
        However, we note the legal opinion still contains the language subject to our comments.
        Thus, we reissue comments 28 and 29 of our letter dated May 1, 2009.

Report of Independent Registered Public Accounting Firm, page F-3

12.   We note the disclosure in the Independent Auditor's Report that "[i]n the event that
        Company fails to meet the anticipated levels of performance there is significant doubt
        that the Company will be able to meet the debt obligations related to the non public
        offering." In addition, we note that your Balance Sheet as of February 28, 2009, reflects
        liabilities of $0. It appears that the Independent Auditor's Report is for a different filing.
        Please revise.

Note B. Private Placement, page F-12

13.   We note your response to prior comment 30 in our letter dated May 1, 2009; however it
        does not appear that any change has been made to the document. The disclosure on page
        F-12 indicates that you undertook a private placement in December 2008, offering two

million shares at a price of $0.005 per share. This is not consistent with the information provided in your Statement of Stockholders' Equity on page F-7. Please revise accordingly.

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Christine Adams, Staff Accountant, at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Reid Hooper, Staff Attorney, at (202) 551-3359, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

Cc: Abby Lynn Ertz, Esq.
Fax: (619) 564-8753